UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                 Debut Broadcasting Corporation, Inc.
                 -----------------------------------
                            (Name of Issuer)

               Common Stock, par value $0.003 per share
                  ----------------------------------
                    (Title of Class of Securities)

                              24276 P 101
                     -----------------------------
                             (CUSIP Number)

                          Ronald E. Heineman
                      4525 Bells Lane, Suite 137
                         Cincinnati, OH 45244
                             513-602-3268

                    ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                          September 8, 2010
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24276 P 101

1   NAME OF REPORTING PERSONS

    Diversified Support Systems, LLC
    EIN 51-0462658


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /         (b) /  /

3   SEC USE ONLY


4   SOURCE OF FUNDS      Not applicable.


5   CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)/_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION     Diversified is an
    Ohio limited liability company.

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:  Not applicable.


8   SHARED VOTING POWER: Not applicable.


9   SOLE DISPOSITIVE POWER: Not applicable.


10  SHARED DISPOSITIVE POWER: Not applicable.


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    7,240,000,  assuming full exercise of current right to buy
    7,240,000 shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   18%


14  TYPE OF REPORTING PERSON        OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.003 par value per share, of Debut Broadcasting Corporation, Inc. Debut's principal executive offices are located at 1025 16th Ave. South, Suite 102, Nasheville, TN.

The reporting person owns no Debut capital stock. Diversified is deemed beneficial owner of 7,240,000 shares of Debut's common stock as a result of its right to purchase such shares pursuant to a Convertible Promissory Note it holds from Debut dated September 21, 2009. The original holder of the Note was River Falls Financial Services, LLC. Diversified purchased the Note from River Falls pursuant to a Note Purchase Agreement as of September 8, 2010.Under a Participation Agreement entered into in connection with the Note Purchase Agreement (i) River Falls retained a 50% interest in the Note and share purchase rights thereunder, and (ii) the parties and Debut agreed that the aggregate number of shares purchasable under the Note was reduced to 14,480,000. The transaction in which the Note was issued by Debut was reported on Form 8-K by Debut on September 25, 2009. The Note is attached as Exhibit 7.1. Mr. Heineman is not currently a record owner or beneficial owner of Debut common stock. However, were Diversified to exercise its purchase rights and own Debut common stock, Mr. Heineman would be deemed a beneficial owner of such shares pursuant to his authority to vote and divest such shares on behalf of Diversified.

Item 2.	Identity and background.

Diversified Support Systems, LLC is an Ohio limited liability company with a principal address at 4524 Bells Lane, Suite 137, Cincinnati, OH 45244. The principal business activity of
Diversified is to serve as a holding company for various investments. Ron Heineman's principal business address is Diversified's address. Mr. Heineman's principal employment is as CEO and Chairman of Debut at the foregoing address. Mr. Heineman also provides human resources consulting, management, merger and acquisition and restructuring services to a variety of enterprises, sometimes in the course of which he serves as an officer of the client. Mr. Heineman is manager of Diversified.

Item 3.	Source and amount of funds or other consideration.

Not applicable. As described above in Item 1, the reporting person owns no shares of Debut common stock. If Diversified subsequently makes purchases of Debut common stock, pursuant to its rights under the Note or otherwise, it will amend this report to as required.

Item 4.	Purpose of transaction.

The reporting person has made no purchase of Debut common stock; accordingly, there is no purpose for having purchased the securities. Diversified entered into the transaction with River Falls with the expectation of earning interest income on the Note. Although Diversified does not anticipate exercising its right to purchase shares under the Note in the foreseeable future, when and if Diversified determines it would be in its best economic interest to purchase Debut shares, it would likely do so.

Item 5.  Interest in Securities of the Issuer.

(a) Assuming complete exercise of its conversion/option rights, Diversified would own 7,240,000 shares, or 18% of the Debut common stock. Upon any such exercise Mr. Heineman would be deemed a beneficial owner of such shares, as would River Falls

     Financial Services, LLC, owing to Mr. Heineman's position as manager of each of Diversified and River Falls. Were River Falls and Diversified to each fully exercise their purchase rights under the Note, each of River Falls, Diversified and Mr. Heineman would be deemed beneficial owners of an aggregate of 14,480,000 shares, or 30.4% of the then outstanding Debut common stock.
(b)  Not applicable, as neither reporting person owns any shares.
(c) Neither reporting person has engaged in a transaction in the class of securities reported in the past 60 days.
(d)  Not applicable, no such securities are owned.
(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or   Relationships
with Respect to Securities of the Issuer.

In connection with the Note Purchase Agreement and Participation Agreement Diversified issued River Falls a Promissory Note in payment of the purchase price and pledged the Note back to River Falls to secure payment of the purchase price.

Item 7.  Materials to be filed as Exhibits.

Exhibit 7.1  	Convertible Promissory Note

Exhibit 7.2	Note Purchase Agreement

Exhibit 7.3	Participation Agreement

Exhibit 7.4	Promissory Note from Diversified to River Falls

Exhibit 7.5	Pledge Agreement from Diversified to River Falls

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2010

DIVERSIFIED SUPPORT SERVICES, LLC

BY:  /s/ Ronald E. Heineman
     ----------------------------
      Ronald E. Heineman, Manager

EXHIBIT 7.1

                     CONVERTIBLE PROMISSORY NOTE

$1,500,000	                                  September 21, 2009

This Convertible Promissory Note is made by Debut Broadcasting Corporation, Inc., a Nevada corporation (the "Maker") for the benefit of River Falls Financial Services, LLC, Kentucky limited liability company ("Holder").

   1.  PAYMENT.

   Maker hereby promises to pay to Holder, or assigns, the unpaid principal amount of the advances made by Holder to Maker and interest accrued at an annual rate of twelve percent (12%), not later than July 31, 2010 (the "Maturity Date"). Maker may request loans in any increment by giving Holder notice specifying the date of such loan, whereupon Holder shall promptly make such advance if Holder approves such advance, which approval shall not be unreasonably withheld. The aggregate amount of such loans shall not exceed $1,500,000. Holder shall keep a schedule of all advances hereunder attached to this Note, which schedule shall become an amendment hereto and be incorporated herein, as revised from time to time. Maker shall pay interest monthly on the first business day of each month for the interest accrued on outstanding advances during the previous month. The parties acknowledge that the balance hereunder is $300,000 as of the date hereof.

   Presentment,  demand  and  protest,  and   notices   of  protest,
dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

   No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

   Maker shall have the right to prepay this note without penalty or charge of any kind, provided that Holder shall have five business days after receipt of such prepayment to either accept such prepayment or exercise its conversion rights under Section 2 as to all or a portion or all of such prepayment.

   2.  CONVERSION, PURCHASE.

       2.1 Conversion. The holder of this Note will have the right to convert all or any part of the outstanding unpaid principal and interest on this Note (the "Unpaid Balance") into shares ("Conversion Shares") of the Maker's common stock, $0.003 par value per share ("Common Shares"), at a price of $0.05 per share.

   To convert this Note pursuant to this Section 2, the holder of this Note shall surrender this Note, duly endorsed, to the principal offices of the Maker or any transfer agent for its securities (as the case may be), together with a written notice (the "Conversion Notice") to the Maker of the holder's election to convert, specifying the amount of the Unpaid Balance to be so converted. At its expense, the Maker shall, as soon as practicable thereafter, issue and deliver to such holder at such principal office, a certificate (or certificates, as directed by Holder) evidencing the issuance of the Conversion Shares (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Maker), and a replacement Note representing any portion of the Unpaid Balance not so converted. In the event of any conversion of this Note, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender and delivery of both this Note and the corresponding Conversion Notice, and the holder of this Note entitled to receive the Conversion Shares upon such conversion shall be treated for all purposes as the record holder of such securities on such date. All Conversion Shares issued upon conversion of this Note shall be duly authorized, fully-paid and non-assessable.

       2.2 Purchase Option. Maker acknowledges that it is the intention of the parties that Holder have the right to acquire a total of 30,000,000 Common Shares for $1,500,000, and that at any time Holder shall have the option (the "Option") to purchase Common Shares by first, conversion in accordance with Section 2.1, above, and second, purchase of shares for $.05 cash ("Option Shares"). The Option shall expire upon the later of July 31, 2011, or the purchase by Holder of 30,000,000 Common Shares under this Note, whichever occurs first.

   3.   MAKER REPRESENTATIONS

Maker represents and warrants to Holder as follows:

       3.1 SEC Reports. The Maker's reports (and financial statements included therein) filed with the U.S. Securities and Exchange Commission ("SEC Reports") from January 1, 2008 through the date hereof (the "Reporting Period") are accurate in all material respects and comply in all material respects with the SEC's information reporting requirements with respect to such reports. The Maker has filed all SEC Reports due during the Reporting Period.

       3.2   Disclosure.  None  of  this  Agreement or any Schedule,
Exhibit or certificate attached hereto or delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by or on behalf of the Maker to Holder or its agents and advisors in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact, or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There has been no material adverse change in the Maker's financial condition, business or prospects since March 31, 2009, other than such changes as may affect the radio broadcasting industry generally and as is evidenced by the Maker's balance sheet as at June 1, 2009 provided to counsel to Holder.

   4.   PROTECTIVE PROVISIONS.

       4.1 Operating Covenants. Until the Note is paid in full, Maker shall not, and shall cause its subsidiaries to not, without the consent of Holder (which consent shall not be unreasonably with held) (i) issue or sell (or agree to issue or sell, whether through a warrant, option or otherwise) any capital stock (other than such as are outstanding on the date hereof), (ii) grant a license to any person affiliated with the Maker or any insider of the Maker for any Maker proprietary technology, (iii) sell any material asset other than in the ordinary course of business, (iv) purchase any capital equipment for any amount in excess of $10,000 other than in the ordinary course of business, (v) repurchase or redeem any capital stock of the Maker, (vi) make any distributions on its capital stock, (vii) make any material change in the nature of its business,
(viii) incur or satisfy any material debt or contractual obligations, other than in the ordinary course of business, (ix) enter into any transaction with any officer or director, or any affiliate, associate or relative of any officer or director, of the Maker except with the approval of the disinterested members of the Board of Directors, or (x) effect a recapitalization, stock dividend, reverse stock split, or similar such event.

       4.2 Reservation of Common Stock. The Maker has taken all necessary action to authorize the issuance of this Note, and has taken (or will take) all action and will obtain all governmental consents and approvals necessary to authorize the issuance of the shares of common stock hereunder, and covenants that it will at all times keep available solely for issuance hereunder sufficient shares of common stock.

       4.3 Information Rights. Until the Note is paid in full, the Maker shall grant to Holder and its agents access during normal business hours to all key employees, properties, books, accounts, records, contracts and documents of or relating to the Maker and furnish or cause to be furnished to Holder and their representatives all reasonably available data, information and analysis concerning the business, finances and properties of the Maker and its subsidiaries that Holder may reasonably request.

       4.4 Registration Rights. Maker shall register the Conversion Shares and Option Shares which are not publicly tradable without limit under Rule 144 under the Securities Act of 1933 (the "Act"), as amended, pursuant to any other registration of securities it effects from the date hereof until the anniversary date hereof and cause such registration statement to remain effective for a period of not less than six months after becoming effective. Maker shall use its best efforts to be at all times in compliance with the public information requirements under Rule 144(c) from the date hereof through the date all holding periods for Conversion Shares and Option Shares under Rule 144 have been satisfied.

   5.   DEFAULT.

   (a) Upon the occurrence of any of the following events (herein called "Events of Default"):

       (i) Maker shall fail to pay the principal or interest of this Note when due;

       (ii) Maker shall breach any term, provision, representation, warranty, or covenant under this Note, or any security agreement executed by Maker and Holder concurrently herewith;

       (iii) Any guarantor hereof shall breach any term, provision, representation, warranty or covenant under their guaranty or related security agreement;

       (iv) (A) Maker shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (B) Maker shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (C) Maker shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) Maker shall make a general assignment for the benefit of creditors;

       (v) (A) The commencement of any proceedings or the taking of any other action against Maker in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty
   (60) days undismissed, unbonded or undischarged; or (B) the appointment of a receiver, conservator, trustee or similar officer for Maker for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged;

       (vi) Maker shall fail to comply with any of its obligations under this Note, other than payment;

       (vii) Maker shall default with respect to any indebtedness for borrowed money (other than under this Note) if either (a) the effect of such default is to allow the creditor to accelerate the maturity of such indebtedness (giving effect to any applicable grace periods) or (b) the holder of such indebtedness declares Maker to be in default (giving effect to any applicable grace periods);

       (viii) Any judgment or judgments against Maker or any attachment, levy or execution against any of its properties for any amount in excess of $20,000 in the aggregate shall remain unpaid, or shall not be released, discharged, dismissed, stayed or fully bonded for a period of thirty (30) days or more after its entry, issue or levy, as the case may be; or

       (ix) Holder deems itself insecure and in good faith believes the prospect of repayment has become impaired; then, and in any such event, Holder, at its option and without any written notice to Maker, may declare the entire principal amount of this Note then outstanding immediately due and payable, and interest at the default rate shall accrue thereafter, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. If the
   Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from and including the date of the Event of Default to but not including the date of payment at a rate equal to the lesser of eighteen percent (18%) per annum or the maximum interest rate permitted by applicable law.

   (b)	No  course  of  dealing  or  delay  on the part of Holder in exercising any right hereunder shall operate as a waiver or otherwise prejudice its rights under this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

   (c) In the event this Note is turned over to an attorney for collection or Holder otherwise seeks advice of an attorney in connection with the exercise of its rights hereunder upon the occurrence of an Event of Default, Maker agrees to pay all reasonable costs of collection, including reasonable attorney's fees and expenses and all out of pocket expenses incurred in connection with such collection efforts, which amounts may, at Holder's option, be added to the principal hereof.

   (d) No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder.

   6. Governing Law. This Note shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Kentucky.


   7. Amendments and Waivers. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Holder and Maker.

   8. Severability. Any term or provision of this Note that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   9. Construction. The parties have participated jointly in the negotiation and drafting of this Note. In the event an ambiguity or question of intent or interpretation arises, this Note shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Note.

   10. Venue, Jurisdiction. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of any state or federal court sitting in Jefferson County, Kentucky in any action or proceeding arising out of or relating to this Agreement, and the parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such State or federal Court. The parties hereby irrevocably waive, to the fullest extent they may do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereby consent and agree that the summons and complaint and any other process which may be served in any such action or proceeding may be served by mailing (by registered or certified mail) or delivering a copy of such process to the party's registered agent in its state of
organization.   The parties agree that a final judgment in any such
action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

   IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.

DEBUT BROADCASTING CORPORATION, INC.


BY:  /s/ Steven Ludwig
     Steven Ludwig, President


/s/ Robert Marquitz
Robert Marquitz, Chairman

RIVER FALLS FINANCIAL SERVICES, LLC


By /s/ Ron Heineman
     Ron Heineman, Co - Manager

EXHIBIT 7.2

                        NOTE PURCHASE AGREEMENT
                        -----------------------

AGREEMENT dated as of September 8, 2010, by and between Diversified Support Systems, LLC (the "Purchaser"), and River Falls Financial Services, LLC (the "Seller").

In consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Sale of Note. Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller, the Convertible Promissory Note dated July 31, 2009 (the "Note") of Debut Broadcasting Corporation, Inc. (the "Company") to Seller at a purchase price equal to $362,000 (the "Purchase Price"). The Purchase Price shall be paid in accordance with the Note executed and delivered by Purchaser at the closing. Seller shall retain a one-half interest in the Note pursuant to the Participation Agreement between the parties the date hereof.

2.  Representations of Seller.   Seller represents and warrants to
    Purchaser as follows:

    (a) Seller holds good title to the Note, free of any adverse claims or restrictions on transfer. The amount due on the Note as of the date hereof is $724,000, consisting of $650,000 principal and $74,000 accrued interest.

    (b) Neither the execution and delivery of this Agreement, Amendment No. 1 to Voting Agreement among Seller, Company and certain other parties, the Amended Unconditional Guaranties of certain affiliates of the Company to Purchaser, nor the sale of the Note contemplated hereby will constitute a default under or violate any term or provision of any agreement to which Seller or the Company is a party.

3.  Miscellaneous.

    (a) Waiver. A party's failure to insist on compliance or enforcement of any provision of this Agreement, shall not affect the validity or enforceability or constitute a waiver of future enforcement of that provision or of any other provision of this Agreement by that party or any other party.

    (b) Governing Law. This Agreement shall in all respects be subject to, and governed by, the internal laws of the state of Ohio.


    (c) Severability. The invalidity or unenforceability of any provision in the Agreement shall not in any way affect the validity or enforceability of any other provision and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had never been in the Agreement.

    (d) Assignment. This Agreement, together with any amendments to it, shall be binding upon and shall inure to the benefit of the parties and their respective successors, assigns, heirs, and personal representatives.

    (e) Amendments. This Agreement may be amended at any time by mutual consent of the parties, with any such amendment to be invalid unless in writing, signed by the parties hereto.

    (f) Entire Agreement. This Agreement contains the entire agreement and understanding by and between the Purchaser and Sellers with respect to the matters covered herein, and no representations, promises, agreements, or understandings, written or oral, relating to the purchase of shares by Purchasers from Seller, not contained in this Agreement, including without limitation those provided in the Mutual Purchase Agreement dated July 26, 1986, shall be of any force or effect.


IN WITNESS WHEREOF, Seller and Purchasers have duly executed this Agreement as of the day and year first above written.


SELLER:
RIVER FALLS FINANCIAL SERVICES, LLC


BY: /s/ Ronald E. Heineman
    --------------------------
    Ronald E. Heineman


PURCHASER:
DIVERSIFIED SUPPORT SYSTEMS, LLC


BY: /s/ Ronald E. Heineman
    --------------------------
    Ronald E. Heineman

EXHIBIT 7.3

                       PARTICIPATION AGREEMENT

     Participation Agreement dated as of September 8, 2010, between River Falls Financial Services, LLC ("Participant") and Diversified Support Systems, LLC ("Lender") and joined in by Debut Broadcasting Corporation, Inc. ("Borrower").

                              WITNESSETH

     WHEREAS, Participant entered into a loan transaction with Borrower on August 5, 2009, which loan is evidenced by a Convertible Promissory Note (the "Note"), guaranties of certain Borrower subsidiaries and related loan documents (hereinafter referred to as the "Documents"), pursuant to which transaction Lender has made a loan of $724,000 to Borrower (the "Loan"); and

     WHEREAS, Participant is selling the Loan to Lender on the date hereof, in connection therewith Lender becoming the "Holder" under the Note;

     WHEREAS, Participant desires to retain a one-half interest in the Note,

                      NOW, THEREFORE, IT IS AGREED:

     1. The parties agree to share in the Loan 50% each ("Participation Percentage"). No further loans shall be made pursuant to the Note. A party's Participating Percentage shall be commensurately reduced (and the other party's increased) if they exercise their conversion privilege under Section 2.1 of the Note.

     2. A. Each party shall initially own a one-half interest in the Loan, in accordance with their respective Participation Percentages, and in all documents, instruments and collateral issued by the Borrower to Lender, and in all payments made thereon and in any recoveries or distributions in connection therewith.

          B.   Any   payments  on the Note, in whole or in part, or
recoveries ("Collections") shall be paid to the parties in relation to their Participating Percentage.

          C. All Collections received shall be applied first to the payment of all costs and expenses incurred in effecting such Collections (including, without limitation, any costs, expenses, attorney's fees and charges relating to the Loan, with the balance being paid to the parties.

          D. Section 2.2 of the Note is hereby amended to reduce the number of Option Shares to 14,480,000, 7,240,000 for each of Lender and Participant.

     3. Lender shall service and enforce the Loan and in so doing shall exercise due care. Neither Lender, not its officers, employees and attorneys shall be liable except for bad faith or gross misconduct.

     4. Promptly within fifteen (15) days upon final clearance of any payments received by Lender on account of the Loan, Lender shall (except as modified in Paragraph 2 above) distribute the same to the Participant in accordance with its Participation Percentage.

Promptly upon receipt of any financial statements, notices or communications or reports of the Borrower, Lender shall forward copies of same to the Participant.

     5. Lender shall act as principal for itself and as agent for the Participant in all matters dealing with the service of the Loan, and as trustee solely for purposes of collecting and distributing the amounts received by it. Lender's records shall, at all times, reflect the participation of the Participant in accordance with its Participation Percentage.

     6. Lender shall give Participant prompt written notice of any of the following:

          A. Consent to or permit any substitution, withdrawal or release of any collateral or other security securing the payment of the Loan except in accordance with the terms of the Note and Agreements and other related documents.

          B. Amend or modify the terms of the Documents. Lender shall take such appropriate legal action for the enforcement thereof as Lender deems advisable in its sole discretion, upon notice to the Participant.

     7. All expenses including, but not limited to, counsel fees and court costs paid or incurred by Lender in any such action shall be borne by the parties hereto in proportion to their respective Participation Percentage and Lender Percentage, at the time of default in consideration of the participation interest. Payment shall be made by the Participant within five (5) days after receipt of notice from Lender of its pro rata share. Any such payment not made shall accrue interest at the interest rate applicable to the loan. Said payment and interest shall be deducted by Lender from the next payment(s) due said Participant hereunder or out of any recoveries.

     8. Lender shall have full and complete authorization and shall not be liable to the Participants for any action taken or suggested by it hereunder in good faith and in accordance with the option of counsel provided it has complied with the requirement of notice hereunder.

     9. Any notice required hereunder shall be sent via electronic mail to a designated representative of each party. In the event consent is required hereunder then the failure of a party to respond in writing to Lender within five (5) days of the date of notification shall be deemed consent to the action.

     10. This agreement has been entered into in Ohio, and shall be construed in accordance with and governed by the laws of the state of Ohio.

     11. This agreement may be executed in any number of counterparts at one time or at different times, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart, and this agreement shall be deemed executed as of the date first above written.

     12.  This   agreement  shall be  binding upon and inure to the
benefit of the parties hereto, their respective successors and assigns.

     13. This agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

     IN WITNESS WHEREOF, the parties hereto have set their hands and seals the day and the year first above written.

DIVERSIFIED SUPPORT SYSTEMS, LLC


BY: /s/ Ronald E. Heineman
    ------------------------
    Ronald E. Heineman

TITLE: Manager

RIVER FALLS FINANCIAL SERVICES, LLC


BY: /s/ Ronald E. Heineman
    ------------------------
    Ronald E. Heineman

TITLE: Manager

And joined in by
DEBUT BROADCASTING CORPORATION, INC.

BY: /s/ Sariah Hopkins
    -------------------------
    Sariah Hopkins

TITLE: CFO

EXHIBIT 7.4

                          PROMISSORY NOTE
                          ---------------

$362,000	                                  September 8, 2010

This Promissory Note is made by Diversified Support Systems, LLC, an Ohio corporation (the "Maker") for the benefit of River Falls Financial Services, LLC, Kentucky limited liability company ("Holder"). Maker hereby promises to pay to Holder, or assigns, $362,000 and interest accrued at an annual rate of three percent (3%), as follows: $3,495.50 payable monthly on the 8th day of each month commencing October 8, 2010, with the balance of the principal and accrued interest being payable on September 8, 2015. In addition, if Maker receives payments on the promissory note between Holder and Debut Broadcasting Corporation, Inc. ("Debut") dated July 31, 2009 (the "Debut Note") transferred from Holder to Maker the date hereof, or receives consideration on the sale of Debut stock received in connection with its conversion and option rights under the Debut Note, 75% of such amounts shall be promptly paid by Maker to Holder in partial satisfaction of this Note. Notwithstanding the foregoing, if a transaction occurs with respect to Debut resulting in Maker no longer being an affiliate of Debut, Maker shall use commercially reasonable efforts to cause
Debut to pay Maker sufficient proceeds in connection with such transaction (e.g. in respect of Maker's and its affiliates equity or debt holdings in Debut) to satisfy this Note, whereupon Maker shall prepay this Note.

Presentment, demand and protest, and notices of protest, dishonor, and non-payment of this Note and all notices of every kind are hereby waived.

No single or partial exercise of any power hereunder shall preclude the other or further exercise thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. Maker shall have the right to prepay this note without penalty or charge of any kind.

This Note shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Kentucky.

Maker hereby irrevocably submits to the exclusive jurisdiction and venue of any state or federal court sitting in Jefferson County, Kentucky in any action or proceeding arising out of or relating to this Note, and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such State or federal Court. Maker hereby irrevocably waives, to the fullest extent he may do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Maker hereby consents and agrees that the summons and complaint and any other process which may be served in any such action or proceeding may be served by mailing (by registered or certified mail) or delivering a copy of such process to Maker's registered agent in its state of organization. Maker agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

IN WITNESS WHEREOF, the parties have caused this Note to be issued as of the date above.


DIVERSIFIED SUPPORT SYSTEMS, LLC


By: /s/ Ron Heineman
    --------------------------
      Ron Heineman, Manager

EXHIBIT 7.5

                           PLEDGE AGREEMENT

     THIS PLEDGE AGREEMENT, dated as of this is made by Diversified Support Systems, LLC (the "Pledgor"), with an address at 4524 Bells Lane, Suite 137, Cincinnati, OH, 45244 in favor of River Falls Financial Services, LLC (the "Secured Party"), with an address at 11921 Brinley Ave., Louisville, KY 40243.

     1. Pledge. In order to induce the Secured Party to extend the Obligations (as defined below), the Pledgor hereby grants a security interest in and pledges to the Secured Party all of the Pledgor's right, title and interest in and to the Convertible Promissory Note from Debut Broadcasting Corporation, Inc. dated July 1, 2009 to Secured Party (the "Debut Note"), together with all additions, substitutions, replacements and proceeds and all income, interest, dividends and other distributions thereon, including without limitation shares of Debut capital stock received upon exercise of certain conversion and option rights under the Debut Note (the "Collateral"). If the Collateral shall ever include certificated securities, such certificates shall be delivered to the Secured Party accompanied by duly executed blank stock powers or assignments as applicable. The Pledgor hereby authorizes the transfer of possession of all certificates, instruments, documents and other evidence of the Collateral to the Secured Party.

     2. Obligations Secured. The Collateral secures payment to the Secured Party of all amounts owing to Secured Party from Pledgor pursuant to the Promissory Note from Pledgor to Secured Party the date hereof (hereinafter referred to collectively as the "Obligations").

     3. Representations and Warranties. The Pledgor represents and warrants to the Secured Party as follows:

         3.1. There are no restrictions on the pledge or transfer of any of the Collateral, other than restrictions referenced on the face of any certificates evidencing the Collateral.

         3.2. The Pledgor is the legal owner of the Collateral, which is registered in the name of the Pledgor, the Custodian (as hereinafter defined) or a nominee.

         3.3. The Collateral is free and clear of any security interests, pledges, liens, encumbrances, charges, agreements, claims or other arrangements or restrictions of any kind, except as referenced in Section 3.1 above; and the Pledgor will not incur, create, assume or permit to exist any pledge, security interest, lien, charge or other encumbrance of any nature whatsoever on any of the Collateral or assign, pledge or otherwise encumber any right to receive income from the Collateral.

         3.4. The Pledgor has the right to transfer the Collateral free of any encumbrances and the Pledgor will defend the Pledgor's title to the Collateral against the claims of all persons, and any registration with, or consent or approval of, or other action by, any federal, state or other governmental authority or regulatory body which was or is necessary for the validity of the pledge of and grant of the security interest in the Collateral has been obtained.

         3.5. The pledge of and grant of the security interest in the Collateral is effective to vest in the Secured Party a valid and perfected first priority security interest, superior to the rights of any other person, in and to the Collateral as set forth herein.

     4.  Default.

         4.1. Upon the occurrence of any of the following events (each an "Event of Default"): (i) any default under the Note, (ii) the failure by the Pledgor to perform any of its obligations under this Pledge Agreement, (iii) the falsity, inaccuracy or material breach by the Pledgor of any written warranty, representation or statement made or furnished to the Secured Party by or on behalf of the Pledgor, or (iv) the failure of the Secured Party to have a perfected first priority security interest in the Collateral, then the Secured Party is authorized in its discretion to declare any or all of the Obligations to be immediately due and payable without demand or notice, which are expressly waived, and may exercise any one or more of the rights and remedies granted pursuant to this Pledge Agreement or given to a secured party under the Uniform Commercial Code of the applicable state, as it may be amended from time to time, or otherwise at law or in equity, including without limitation the right to sell or otherwise dispose of the Collateral.

         4.2. (a) At any bona fide public sale the Secured Party shall be free to purchase all or any part of the Collateral. Any such sale may be on cash or credit. The Secured Party shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account in compliance with Regulation D of the Securities Act of 1933 or any other applicable exemption available under such Act. The Secured Party will not be obligated to make any sale if it determines not to do so, regardless of the fact that notice of the sale may have been given. The Secured Party may adjourn any sale and sell at the time and place to which the sale is adjourned. If the Collateral is customarily sold on a recognized market or threatens to decline speedily in value, the Secured Party may sell such Collateral at any time without giving prior notice to the Pledgor. Whenever notice is otherwise required by law to be sent by the Secured Party to the Pledgor of any sale or other disposition of the Collateral, five days written notice sent to the Pledgor at the notice address specified below will be reasonable.

               (b) The Pledgor recognizes that the Secured Party may be unable to effect or cause to be effected a public sale of the Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Act"), so that the Secured Party may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obligated to agree, among other things, to acquire the Collateral for their own account, for investment and without a view to the distribution or resale thereof. The Pledgor understands that private sales so made may be at prices and on other terms less favorable to the seller than if the Collateral were sold at public sales, and agrees that the Secured Party has no obligation to delay or agree to delay the sale of any of the Collateral for the period of time necessary to permit the issuer of the securities which are part of the Collateral (even if the issuer would agree), to register such securities for sale under the Act. The Pledgor agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

         4.3. The net proceeds arising from the disposition of the Collateral after deducting expenses incurred by the Secured Party will be applied to the Obligation. If any excess remains after the discharge of the Obligations, the same will be paid to the Pledgor.

     5. Voting Rights and Transfer. Prior to the occurrence of any Event of Default, the Pledgor will have the right to exercise all voting rights with respect to the Collateral. At any time after the occurrence of any such Event of Default, the Secured Party may transfer any or all of the Collateral into its name or that of its nominee and may exercise all voting rights with respect to the Collateral, but no such transfer shall constitute a taking of such Collateral in satisfaction of any or all of the Obligations unless the Secured Party expressly so indicates by letter mailed or delivered to the Pledgor.

     6. Dividends and Interest. The Pledgor will have the right to receive all cash dividends and interest declared and paid on the Collateral prior to the occurrence of any Event of Default. In the event any additional shares are issued to the Pledgor as a stock dividend or in lieu of interest on any of the Collateral, as a result of any split of any of the Collateral, by reclassification or otherwise, any certificates evidencing any such additional shares will be immediately delivered to the Secured Party and such shares will be subject to this Pledge Agreement and a part of the Collateral to the same extent as the original Collateral. At any time after the occurrence of an Event of Default, the Secured Party shall be entitled to receive all cash or stock dividends and interest declared or paid on the Collateral, all of which shall be subject to the Secured Party's rights under Section 4 above.


     7. Further Assurances. At any time and from time to time, upon demand of the Secured Party, the Pledgor will give, execute, file and record any notice, financing statement, continuation statement, instrument, document or agreement that the Secured Party may consider necessary or desirable to create, preserve, continue, perfect or validate any security interest granted hereunder or to enable the Secured Party to exercise or enforce its rights hereunder with respect to such security interest. Without limiting the generality of the foregoing, the Pledgor hereby irrevocably appoints the Secured Party as the Pledgor's attorney-in-fact to do all acts and things in the Pledgor's name that the Secured Party may deem necessary or desirable. The Secured Party is authorized to file financing statements, continuation statements and other documents under the Uniform Commercial Code relating to the Collateral without the signature of the Pledgor, naming the Pledgor as debtor and the Secured Party as secured party.

     8. Notices. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder must be in writing and will be effective upon receipt if delivered personally to the Pledgor or the Secured Party, or if sent by facsimile transmission with confirmation of delivery, or by nationally recognized overnight courier service, to the address set forth above or to such other address as either the Pledgor or the Secured Party may give to the other in writing for such purpose.

     9. Preservation of Rights. No delay or omission on the part of the Secured Party to exercise any right or power arising hereunder will impair any such right or power or be considered a waiver of any such right or power or any acquiescence therein, nor will the action or inaction of the Secured Party impair any right or power arising hereunder. The Secured Party's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Secured Party may have under other agreements, at law or in equity.

     10. Illegality. In case any one or more of the provisions contained in this Pledge Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     11. Changes in Writing. No modification, amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by the Pledgor therefrom, will in any event be effective unless the same is in writing and signed by the Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Pledgor in any case will entitle the Pledgor to any other or further notice or demand in the same, similar or other circumstance.

     12. Entire Agreement. This Pledge Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Pledgor and the Secured Party with respect to the subject matter hereof.

     13. Successors and Assigns. This Pledge Agreement will be binding upon and inure to the benefit of the Pledgor and the
Secured Party and their respective heirs, executors, administrators, successors and assigns; provided, however, that the Pledgor may not assign this Pledge Agreement in whole or in part without the prior written consent of the Secured Party and the Secured Party at any time may assign this Pledge Agreement in whole or in part.

     14. Interpretation. In this Pledge Agreement, unless the Secured Party and the Pledgor otherwise agree in writing, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to statutes are to be construed as including all statutory provisions consolidating, amending or replacing the statute referred to; the word "or" shall be deemed to include "and/or", the words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation." Section headings in this Pledge Agreement are included for convenience of reference only and shall not constitute a part of this Pledge Agreement for any other purpose. If this Pledge Agreement is executed by more than one party as Pledgor, the obligations of such persons or entities will be joint and several.

     15. Governing Law and Jurisdiction. This Pledge Agreement has been delivered to and accepted by the Secured Party and will be deemed to be made in the commonwealth of Kentucky. The Pledgor hereby irrevocably consents to the exclusive jurisdiction of any state or federal court sitting in Jefferson County Kentucky, and consents that all service of process be sent by nationally recognized overnight courier service directed to the Pledgor at the Pledgor's address set forth herein and service so made will be deemed to be completed on the business day after deposit with such courier; provided that nothing contained in this Pledge Agreement will prevent the Secured Party from bringing any action, enforcing any award or judgment or exercising any rights against the Pledgor individually, against any security or against any property of the Pledgor within any other county, state or other foreign or domestic jurisdiction. The Secured Party and the Pledgor agree that the venue provided above is the most convenient forum for both the Secured Party and the Pledgor. The Pledgor waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Pledge Agreement.

The Pledgor acknowledges that it has read and understood all the provisions of this Pledge Agreement, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof as a document under seal, as of the date first written above.


DIVERSIFIED SUPPORT SYSTEMS, LLC



BY: /s/ Ronald E. Heineman
    ------------------------
TITLE: Manager

RIVER FALLS FINANCIAL SERVICES, LLC


BY: /s/ Ronald E. Heineman
    ------------------------
    Ronald E. Heineman

TITLE: Manager

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